Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	michael@kromelaw.com

Cheryl A. Krome
Ronald Krome
Legal Assistants

April 10, 2008

Pamela Long, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Custom Automated Systems, Inc. Registration Statement on Form S-1 Filed: March 24, 2008 File No. 333-149194

Dear Ms. Long:

Enclosed herewith for filing on behalf of Custom Automated Systems, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 24, 2008.

We received your letter of March 31, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 31, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
April 10, 2008

Comment

1.
We note your response to comment 1 in our letter dated March 10, 2008. However, you are now registering the resale of 1,157,000 shares, of which 1,125,000 shares are being offering by your president, executive vice president and a 23% shareholder. Therefore, the offering still appears to be a direct primary offering. As previously requested, please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and identify the selling shareholders as underwriters.

Response

We have added the following to the disclosure right before the table of selling shareholders, “The three largest shareholders are considered to be underwriters.”

2.
We note your response to comment 2 in our letter dated March 10, 2008. However, the factors noted in our prior comment 2, your vague business plan disclosure, and the recent track record of Ruediger Albrecht with Isdera, North America, Inc. suggest that Custom Automated Systems’ business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company and should comply with Rule 419.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide to us a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus, including a specific business plan for the next twelve months. In providing the specific business plan, the company should include its day-to-day operations.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 31, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
April 10, 2008

Response:

We have inserted the following in the disclosure after the “Risk Factors”

“RIGHTS AND PROTECTIONS UNDER RULE 419

Overview of Rule 419.
Pursuant to the Securities and Exchange Commission Rule 419 of Regulation C as promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we are conducting a “blank check” offering subject to. Although we are not actively seeking a new business combination at this time, Custom Automated Systems, Inc., does not have the capital to commence its business plan, and may be forced to seek an acquisition candidate, although no discussions have taken place at this time. Accordingly, the offering proceeds and the securities to be issued to investors must be deposited in an escrow account. While held in the escrow account, the deposited securities may not be traded or transferred. Except for an amount up to 10% of the deposited funds otherwise releasable under Rule 419, the deposited funds and the deposited securities may not be released until an acquisition meeting certain specified criteria has been consummated and a sufficient number of investors reconfirm their investment in accordance with the procedures set forth in Rule 419. Pursuant to these procedures, a new prospectus, which describes any potential acquisition candidate, if one is sought, and its business and includes audited financial statements, will be delivered to all investors. We must return the pro rata portion of the deposited funds to any investor who does not elect to remain an investor. Unless a sufficient number of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the deposited funds (plus interest, if any) and none of the deposited securities will be issued to investors. In the event an acquisition is not consummated within 18 months of the effective date of this prospectus, the deposited funds will be returned on a pro rata basis to all investors. In the event Custom Automated Systems, Inc., is able to secure the funds necessary to commence operations, the same procedure as outlined herein will be followed.

Escrow Of 90% of the Proceeds Derived.
Upon completion of this offering, 90% of the proceeds will be placed in an escrow account, subject to release upon the earlier of (1) written notification by Custom Automated Systems, Inc. of our need for all, or substantially all, of such net proceeds for the purpose of facilitating a business combination; or (2) 18 months after the effective date of this registration statement.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 31, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
April 10, 2008

Escrowed Funds Not To Be Used For Salaries or Reimbursable Expenses.
No funds will be disbursed from the escrow account for the payment of salaries or reimbursement of expenses incurred by our officers and directors. In no event will the escrowed funds be used for any purpose other than implementation of a business combination.

No Discussions With Other Entities Regarding Possible Business Combinations.
We have not had any discussions with any representative of any entity regarding the possibility of a business combination between Custom Automated Systems, Inc. and such other entity.

Material Persons.
Our officer, director and major shareholders are the only persons who have been instrumental in arranging the capitalization of Custom Automated Systems, Inc. to date. Our officer and director is not acting as nominee for any persons or is otherwise under the control of any person or persons. There are no agreements, agreements in principle, or understandings with regard to compensation to be paid by Custom Automated Systems, Inc. to our officer or director.

Investors should carefully review the financial statements, which are an integral part of this prospectus.

Investor Suitability Standards.
The purchase of the shares we are offering involves certain risks and is suitable only for persons of adequate means with no need for liquidity in their investment. Each potential investor should realize that the shares may be subject to certain restrictions on their transfer, and there may be no public market for the shares and no assurance that one will develop.

A subscription, once made, is irrevocable (except in accordance with Rule 419). We will review the subscriptions and representations of prospective investors and, based upon information appearing therein, may make such further inquiry as it deems appropriate with regard to the suitability of the investment for such investors. We may reject any subscription, in whole or in part, for the purchase of shares.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 31, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
April 10, 2008

Investors are strongly urged to consult with their legal, financial and tax advisors before investing in the shares.

Prescribed Acquisition Criteria.
Rule 419 requires that before the Deposited Funds and the Deposited Securities can be released, we must first execute an agreement(s) to acquire an acquisition candidate(s) meeting certain specified criteria. The agreement must provide for the acquisition of a business(es) or assets valued at not less than 80% of the maximum offering proceeds, but excluding underwriting commissions, underwriting expenses and dealer allowances payable to non-affiliates. Once the acquisition agreements meeting the above criteria have been executed, we must successfully complete the mandated reconfirmation offering and consummate the acquisitions(s).

Post-Effective Amendment.
Once the agreements governing the acquisition of a business meeting the above criteria have been executed, Rule 419 requires us to update the registration statement of which this prospectus is a part with a post-effective amendment. The post-effective amendment must contain information about: the proposed acquisition candidate(s) and its business(es), including audited financial statements; the results of this offering; and the use of the funds disbursed from the escrow account. The post-effective amendment must also include the terms of the reconfirmation offer mandated by Rule 419. The offer must include certain prescribed conditions which must be satisfied before the Deposited Funds and Deposited Securities can be released from escrow.

Reconfirmation Offering.
The reconfirmation offer must commence within five business days after the effective date of the post-effective amendment. Pursuant to Rule 419, the terms of the reconfirmation offer must include the following conditions:

(1) The prospectus contained in the post-effective amendment will be sent to each investor whose securities are held in the escrow account within five business days after the effective date of the post-effective amendment;

(2) Each investor will have no fewer than 20, and no more than 45, business days from the effective date of the post-effective amendment to notify us in writing that the investor elects to remain an investor;

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 31, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
April 10, 2008

(3) If we do not receive written notification from any investor within 45 business days following the effective date of the post effective amendment, the pro rata portion of the Deposited Funds (and any related interest or dividends) held in the escrow account on such investor's behalf will be returned to the investor within five business days by first class mail or other equally prompt means;

(4) The acquisition(s) will be consummated only if investors having contributed 80% of the maximum offering proceeds elect to reconfirm their investments; and

(5) If a consummated acquisition(s) has not occurred within 18 months from the effective date of the initial registration statement, the Deposited Funds held in the escrow account shall be returned to all investors on a pro rata basis within five business days by first class mail or other equally prompt means.

Release of Deposited Securities and Deposited Funds.
The Deposited Funds and Deposited Securities may be released to Custom Automated Systems, Inc. and the investors, respectively, after:

(1) the escrow agent has received written certification from us and any other evidence acceptable by the escrow agent that we have executed an agreement for the acquisition(s) of a business(es) the value of which represents at least 80% of the maximum offering proceeds and has filed the required post-effective amendment, the post-effective amendment has been declared effective, the mandated reconfirmation offer having the conditions prescribed by Rule 419 has been completed, and we have satisfied all of the prescribed conditions of the reconfirmation offer; and

(2) the acquisition(s) of the business(es) the value of which represents at least 80% of the maximum offering proceeds is (are) consummated.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 31, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
April 10, 2008

Securities Exchange Act Offering Requirements and Rule 419 Interplay.
Under Rule 15c2-4 of the Securities Exchange Act of 1934, in a best efforts offering, the minimum offering must be met before payments can be made to an issuer or a broker-dealer participating in the issuer's offering. In addition, Rule 10b-9 of the Securities Exchange Act of 1934 prohibits any representation that a security is being offered on an “all or none” or “part or none” basis, unless prompt refunds are made to purchasers (investors) if there presented number of securities is not sold at the specified price within the specified time and the total amount due the seller (issuer) is not received by the seller (issuer) by the specified date. With respect to a blank check offering (such as this offering) subject to both Rule 419 and Rules 15c2-4 and 10b-9, the requirements of Rules 15c2-4 and 10b-9 are applicable only until the conditions of the offering requiring the minimum offering amount to be met are satisfied. As such, once our minimum offering is met, we are not required to refund offering proceeds for failure to maintain our minimum offering amount in the event that any investors fail to reconfirm their offering.

In the event that any funds up to 19.9% of our proceeds are returned to investors, our offering proceeds will be reduced by the returned amounts. Such return may leave us with inadequate working capital and can ultimately result in you losing your entire.

Furthermore, investors are not guaranteed a return of 100% of proceeds, even if you decide to not reconfirm your investment, as 10% of the proceeds are immediately deducted after the minimum offering.”

We have added the following in the “Use of Proceeds” section:
“Upon Custom Automated Systems, Inc. obtaining the necessary capital to begin operations, Custom Automated Systems, Inc., will commence operations as set out by its business model. Since Custom Automated Systems, is not receiving any of the proceeds of this offering, there can be no assurance that we will be able to operate.”

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 31, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
April 10, 2008

3.	We note your disclosure regarding the consulting agreement with Arctic Corporate Limited. Please file this agreement as an exhibit.

Response

We have filed the consulting agreement with Artic Corporate Limited as an Exhibit to the Registration Statement.

This letter responds to all comments contained in your letter of March 31, 2008. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours, /s/ Michael S. Krome
cc:	Custom Automated Systems, Inc.